UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

CONCRETE PUMPING HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

206704 108

 (CUSIP Number)

Elliott Smith

Winston & Strawn, LLP

200 Park Avenue

New York, New York 10166

(212) 294-6787

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 206704 108
1	NAMES OF REPORTING PERSONS Argand Partners, LP, on behalf of itself and its controlled affiliates
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,477,138(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,477,138(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,477,138(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.5%(2)
14	TYPE OF REPORTING PERSON PN; HC
(1)

Interests consist of (i) 6,067,825 shares held CFLL Sponsor Holdings, LLC (f/k/a Industrea Alexandria LLC) (the “Sponsor”) and (ii) 9,409,313 shares held by CFLL Holdings, LLC (“CFLL Holdings”). Howard D. Morgan, Heather L. Faust, Tariq Osman, Joseph Del Toro and Charles Burns are the managers of the Sponsor and CFLL Holdings, share voting and investment discretion with respect to the common stock held by the Sponsor, and each has individual voting and investment discretion with respect to the common stock held by CFLL Holdings. The Sponsor and CFLL Holdings are 100% owned by funds managed by the Reporting Person. Investment decisions made by the Reporting Person require the unanimous approval of its investment committee, which is comprised of Messrs. Morgan and Osman and Ms. Faust.

(2)	Based on 58,312,319 shares of Common Stock estimated outstanding as of May 14, 2019 after giving effect to the issuance of 18,098,166 shares of Common Stock in the Issuer’s follow-on public offering.

This Amendment No. 2 amends and supplements the Schedule 13D that was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 17, 2018 and amended on May 3, 2019 (as amended, the “Original Schedule 13D”). Except as set forth herein, the Original Schedule 13D is unmo dified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Original Schedule 13D is hereby amended by inserting the following as a new paragraph before the paragraph entitled “Plans or Proposals”:

Follow-On Public Offering

On May 14, 2019, CFLL Holdings purchased 1,625,000 shares of Common Stock from the underwriters at a price of $4.50 per share in connection with the closing of the public offering of 18,098,166 shares of Common Stock by the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	and (b) The information contained on the cover pages to this Schedule and set forth in Item 4 hereof is incorporated herein by reference.

(c)	Except for the transactions described in Item 4 and Item 6 of this Schedule 13D, the Reporting Person has not engaged in any transaction during the past 60 days involving common stock of the Issuer.

(d)	None.

(e)	Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The following documents are filed as exhibits to this Schedule:

Exhibit Number	Description
1.	Power of Attorney of Argand regarding Schedule 13D filings (incorporated by reference to Exhibit 24.1 to the Form 3 filed by Argand with the SEC on December 11, 2018).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 23, 2019	ARGAND PARTNERS, LP

	By:	/s/ Elliott M. Smith
Elliott Smith
Attorney-in-fact